Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with ABC Radio Perth, Nadia Mitsopoulos

Tuesday, 23 November 2021

Nadia Mitsopoulos:

This morning you have been hearing a lot about Woodside’s decision to finally go ahead with the Scarborough gas project off the northwest coast of WA. Now the claim is that it will create more than 3000 jobs but there’s also been a lot of criticism that investing in fossil fuels at a time like this is the wrong move. Well let’s get Woodside to answer those critics right now and go to the CEO of the company, Meg O’Neil. Good morning to you and thank you for your time.

Meg O’Neill:

Good morning, Nadia. Thank you.

Nadia Mitsopoulos:

The Climate Council says gas is dangerous is expensive and unnecessary and investing in a new gas project now, is irresponsible, how do you respond to that criticism?

Meg O’Neill:

Well, look thanks, Nadia. And we recognize climate change is an important topic, but I think it’s worth emphasizing the benefits that the Scarborough development will provide to Western Australia. In the construction phase we’ll be generating 1000s of jobs in the Karratha area in particular in the operations phase, it’ll be five to 600 jobs. There’ll be taxation revenue generated both at a state and national level. And we’ll also be supplying gas to a domestic gas market that is increasingly under pressure. So there is a tremendous local benefit that’s generated from the Scarborough development. Now we recognise, of course, that in a decarbonising world, that we as an energy producer, have a very important role to play. And if you look at the forecast for the world’s energy needs in the decades to come, it is apparent that gas has a very, very important role to play. You know, when we look at the nations where we will be selling our gas, which are largely the countries in Asia, all of those nations have signed up to Paris and all of them are committed to decarbonising and gas is part of the solution.

Nadia Mitsopoulos:

So, I’ll get back to the carbon emissions issue in a moment…. on the need for your gas or Woodside’s gas, you say that 60% of the gas that you’ll generate from Scarborough has already been sold. Who to?

Meg O’Neill:

So we have a number of different contracts. Our domestic gas contract is with Perdaman Fertilizers.

And they’re proposing to build a fertilizer plant on the Burrup as well. Their project is very well advanced and we look forward to partnering with them. We have LNG contracts with three firms with Uniper and Global Commodities, with RWE and with Pertamina and so those three buyers will be taking the bulk of the LNG that we have sold at this point in time.

Nadia Mitsopoulos:

Okay, a lot of people just want to understand the issue to do with low carbon because you say that Scarborough is low carbon, but isn’t that misleading when the biggest emissions from this project will come from the end user. So the customers that you’ve just spoken about will actually burn the gas.

Meg O’Neill:

So let me let me start with the reservoir and if we look at Scarborough and compare it to other opportunities the Scarborough reservoir contains only 0.1% carbon dioxide so that’s the gas or that’s the percent of carbon dioxide in the gas that comes out of the ground—that is the lowest carbon dioxide intensity reservoir in Australia. The facilities that we’re planning to build both the offshore facility that processes the gas initially and then the onshore LNG train have been optimised to be energy efficient. And when we look at the Scarborough developments, it will be the lowest emissions intensity LNG coming out of Australia to our customers. Now you’re absolutely right that the bulk of the emissions generated from a gas development are what we call scope three. So they’re the emissions that are generated at the customer end. And I think people should take great comfort in the fact that those customers and the end product will be delivered to nations that have signed up to Paris and they have made commitments to decarbonise—Japan and Korea, it’s net zero 2050, China’s net zero 2060.

Nadia Mitsopoulos:

Have you calculated what those scope three emissions are you would have done the math on that wouldn’t have you?

Meg O’Neill:

Yes, and that information is in the public domain.

Nadia Mitsopoulos:

Can you tell us what those scope three emissions are?

Meg O’Neill:

Look, I believe it’s in the order of 1.6 billion tonnes of CO2 [Clarification: Actual estimated volume of Scope 3 emissions for Scarborough over the life of the project is 866.5 million tonnes, as specified in in the Scarborough Offshore Project Proposal AA0127 - Woodside Controlled Document Template (nopsema.gov.au)]. But again, I think what’s important to recognise Nadia, is how those emissions would compare to other sources of energy. I think it’s important to recognise that the places where we’re selling our product are looking to develop their economies, particularly China, which has been the market where LNG growth has grown the most over the last couple of years. These are nations that are trying to build their economies improve the quality of life for their people, and do so in a way that is increasingly lower carbon and they’re communicating very clearly with their buying decisions that LNG is part of the mix.

Nadia Mitsopoulos:

Okay, I appreciate that. But that 1.6 billion and tons of scope three emissions. Do you feel comfortable with that figure? That’s a lot that’s very high.

Meg O’Neill:

Well, it’s displacing other emissions, you know, and when we again, look at what the choices are that those customer nations are making. They’ve got a choice between gas which offers safe, reliable energy at a relatively affordable price with lower emissions than some of the competing products. So as they progress their net zero journey, gas is absolutely going to be part of the mix.

Nadia Mitsopoulos:

I’m speaking this morning to the CEO of Woodside and Meg O’Neil on ABC Radio. The Australian Institute also says that you are effectively displacing investment in renewables with Scarborough, locking in those countries to gas, how do you respond to that criticism?

Meg O’Neill:

I think the challenge of decarbonising the world given the size of the energy system is a very complex one. Tremendous investment in renewables is required. But investment in gas is absolutely also required. And Nadia, you don’t have to look further than the IEA Net Zero 2050 reports to see that significant ongoing investments in oil and gas is required to continue to meet the needs, the energy needs of the world. Scarborough is just a part of that.

Nadia Mitsopoulos:

On the issue you talk about the carbon in Scarborough gas being very low, that’s because the gas is also 100% methane which is very damaging, in a climate of carbon solution. Are you a little bit misleading when you’re talk about that low carbon in the Scarborough gas?

Meg O’Neill:

Absolutely not. The warming intensity of methane is higher when it’s released. But if you look at the performance of our existing LNG facilities, our methane leak rate is extraordinary low, it’s world class, it’s less than .1%. The global average for methane emissions is much higher than that. I think one thing that’s significant is the commitment that was made as part of COP to reduce methane emissions. And that’s a significant decision that will really move the needle on global warming. So the way we operate our facilities is a way that ensures that the methane intensity, the leak risk is extraordinarily low.

Nadia Mitsopoulos:

And Meg O’Neill this project gives you much needed cash flow for the next 10-20 years, what are your timelines then for renewable projects like hydrogen that you have in the pipeline?

Meg O’Neill:

Great question, Nadia. So a few weeks ago, we announced that we had secured land for a project that we call H2 Perth, which is a liquid hydrogen and ammonia development that we would propose to build in the Kwinana Rockingham area. The vision for that as we’ll be building in phases, assuming and then of course, we need to work closely with our customers on when they’ll be ready to take demand, but that project could scale up to three gigawatts over time. If all goes according to plan, we would work towards a first final investment decision on the first phase in 2024 and production online in 2027.

Nadia Mitsopoulos:

CEO Meg Neill, the CEO of Woodside Meg O’Neill is my guest this morning, just a couple more questions, I appreciate it is a very busy day for you. Browse, is that dead in the water?

Meg O’Neill:

We continue to work with the Browse Joint Venture on options for the development, Browse has a couple of challenges. It’s fairly remote, so the development costs needs to be managed. It’s also got higher level of CO2 in the reservoir gas and so we need to make sure we’ve got carbon solution for Browse. So the joint venture continues to work on environmental approvals, a carbon solution and commercialisation.

Nadia Mitsopoulos:

And finally, before I let you go, some parents have told us this morning that they’re uncomfortable with Woodside sponsoring the Nippers program at Surf Lifesaving because they don’t support fossil fuels. They’ve taken offense, some parents not all, to Woodside having the name Woodside on the t-shirts of some of the kids, what would you say to those parents?

Meg O’Neill:

So wherever we operate, operate, we think it’s very important to be an active member in the community. We invest substantially in education and safety is an extraordinarily important part of our corporate culture. We’ve been partners with Surf Lifesaving WA for almost 10 years, because it aligns very closely with our values of investing in education and investing in safety and we’re very proud actually of the role we play in helping train young people to be surf safe and to be beach safe and hopefully we’re helping save lives.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.